Ensysce Biosciences, Inc.

7946 Ivanhoe Avenue, Suite 201

La Jolla, California 92037

May 9, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Daniel Crawford, Esq.

Re:	Ensysce Biosciences, Inc.
Registration Statement on Form S-1
SEC File No. 333-271480

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Ensysce Biosciences, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to 1:30 PM, Eastern Time, on Tuesday, May 9, 2023, or as soon thereafter as is practicable, or at such other time thereafter as our counsel, Troutman Pepper Hamilton Sanders LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel by calling Gregory Rubis, Esq. at (609) 951-4105.

Please direct any questions or comments concerning this request to Mr. Rubis of Troutman Pepper Hamilton Sanders LLP.

ENSYSCE BIOSCIENCES, INC.

By:	/s/ Lynn Kirkpatrick
Name:	Lynn Kirkpatrick
Title:	CEO

Cc:	Eric D. Kline, Troutman Pepper Hamilton Sanders LLP
Gregory Rubis, Troutman Pepper Hamilton Sanders LLP